Exhibit 99.1

PRESS RELEASE

Just Energy Reports Second Quarter Fiscal 2016 Results
Second Quarter Sales up 18%; Gross Margin Increases 26%; Base EBITDA grows 44%
Strong Performance Drives Significant Cash Flow and Base Funds from Continuing Operations Growth

TORONTO, ONTARIO - - November 12, 2015 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its second quarter fiscal 2016.

Key Fiscal 2016 Second Quarter Highlights:
•	Sales of $1,087.3 million for the second quarter of fiscal 2016, an increase of 18% from $918.3 million in the second quarter of fiscal 2015.
•	Gross Margin of $167.2 million an increase of 26% year over year, driven by the successful implementation of a margin per customer improvement initiative.
•	Base EBITDA of $45.7 million, an increase of 44% year over year.
•
Payout ratio on Base Funds from continuing operations was 50% for the second quarter, a significant improvement from 78% one year ago as a Base Funds from continuing operations increased by 59% year over year to $37.8 million.

•	Cash and cash equivalents were $88.6 million as of September 30, 2015, an increase of 197% from $29.8 million reported in the same quarter a year ago.
•
During the quarter, the Company announced the successful renegotiation of its credit facility, resulting in an increase of its line of credit to $277.5 million from $210.0 million. The credit facility was also extended for an additional three years through September 1, 2018 under favorable terms. No cash was withdrawn on the facility as of September 30, 2015.

•
Long-term debt as of September 30, 2015 was $685.5 million, a decrease of 16% compared to $811.8 million as of September 30, 2014. Book value net debt was under 3.0x for the trailing 12 month Base EBITDA, significantly improved from 4.3x just one year ago.

•
Gross customer additions for the second quarter of fiscal 2016 were 290,000, a decrease of 18% compared to 354,000 customers added in the second quarter of fiscal 2015. Net additions were 4,000 for the second quarter of fiscal 2016, compared with 67,000 net customer additions in the second quarter of fiscal 2015.

•
Company reaffirms fiscal 2016 Base EBITDA guidance range of $193 million to $203 million. Guidance equates to a 20% year-over-year increase when adjusted for the change in classification of customer acquisition costs in fiscal 2016.

Financial highlights
For the three months ended September 30
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$1,087,256	18%	$918,260
Gross margin	167,155	26%	132,515
Administrative expenses	40,294	5%	38,246
Selling and marketing expenses	65,248	23%	53,088
Finance costs	17,641	(6)%	18,700
Loss from continuing operations[1]	(88,258)	NMF[2]	(94,255)
Loss from discontinued operations	-	NMF[2]	(40,901)
Loss[1]	(88,258)	NMF[2]	(135,156)
Loss per share from continuing operations available to shareholders - basic	(0.62)		(0.67)
Loss per share from continuing operations available to shareholders - diluted	(0.62)		(0.67)
Dividends/distributions	18,701	--	18,622
Base EBITDA	45,685	44%	31,734
Base Funds from operations	37,775	59%	23,756
Payout ratio on Base Funds from operations	50%		78%

For the six months ended September 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$2,020,271	16%	$1,739,309
Gross margin	318,062	24%	255,905
Administrative expenses	77,892	9%	71,262
Selling and marketing expenses	128,029	18%	108,295
Finance costs	34,497	(8)%	37,471
Profit (loss) from continuing operations[1]	41,413	NMF[2]	(139,998)
Profit (loss) from discontinued operations	--	NMF[2]	(34,072)
Profit (loss)[1]	41,413	NMF[2]	(174,070)
Profit (loss) per share from continuing operations available to shareholders - basic	0.24		(0.98)
Profit (loss) per share from continuing operations available to shareholders -diluted	0.23		(0.98)
Dividends/distributions	37,400	(25)%	49,555
Base EBITDA	84,560	37%	61,920
Base Funds from operations	67,594	72%	39,346
Payout ratio on Base Funds from operations	55%		126%
Embedded gross margin	1,957,000	11%	1,755,200
Total customers (RCEs)	4,613,000	--	4,604,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 Not a meaningful figure.

"During the second quarter our business continued to perform very well, delivering results that demonstrate the significantly improved profitability profile of the Company and highlight our ability to generate meaningful cash flow," commented Co-CEO Deb Merril. "Our profitability profile continued to improve as a result of our margin per customer improvement initiative. As a result, we were able to convert solid top-line sales growth of 18% during the period to a 44% increase in Base EBITDA. In addition to adding more profitable customers, our results were aided by the introduction of new products with incremental margins, increased fees and service income and lower realized commodity costs resulting from our effective hedging strategies."
"The improved profitability in the business drove significantly improved cash flow and increased Base Funds from continuing operations. We ended the quarter with $89 million in cash and cash equivalents, up from $79 million at the end of fiscal year 2015 and up from $30 million 12 months ago. We grew our cash position while also repurchasing $6.0 million of the $330 million convertible debenture under the normal course issuer bid program during the past year. Base Funds from continuing operations increased by 59% during the quarter and are up 72% during the first six months of the year compared to last year."
"We continue to operate from a greatly improved financial position, which we expect will continue to strengthen. Our financial flexibility, combined with our commitment to maintaining a capital light model, supports our ability to pursue our growth strategy, which focuses on new geographies, innovative products that meet customers' changing demands, and new energy management solutions that will continue to disrupt the traditional utility model."
"Our first-half performance puts us on track to achieve our full-year expectations, as we are now beginning our largest seasonal sales generating quarters," added Co-CEO James Lewis. "During the second quarter, gross margin increased 26% to $167 million with both the Consumer and Commercial divisions growing double-digits. We remain focused on increasing the gross margin per customer added for commercial customers and as a result, have been more selective in the margin added per customer. The net customer additions were down year over year, driven by our sales channel rationalization that better aligns with our pursuits of driving more profitable customer additions and a commitment to only accept new customers that meet our profitability profile. We were able to add 290,000 gross customers and 4,000 on a net basis during the quarter. On a sequential basis, net additions improved 81,000 from the first quarter of this fiscal year and we are confident net customer additions will increase next quarter as a result of the successful introduction of some of our new products that fit into our long-term strategy of offering more complete energy management solutions to our customers.

Second Quarter Operating Performance
Profitability
The quarter and year-to-date have demonstrated strong, performance-driven results. A sales increase of 18% year-over-year was driven by the foreign exchange impact on higher U.S. selling prices. Just Energy's continued focus on increasing gross margin through a more selective sales and renewal process has also resulted in increased levels of profitability across the business.

●	The Consumer division's sales increased by 20% while the Commercial division's sales increased by 16% primarily as a result of the currency conversion impact on U.S. dollar denominated sales.
●	Gross margin improved 26% due to higher realized margin per customer as a result of more disciplined pricing strategies.
o	The Consumer division contributed an increase of 33% resulting from higher margin per customer earned primarily on variable rate products and JustGreen contributions.
o	The Commercial division increased by 10% resulting from higher sales per customer earned as well as lower commodity costs experienced through effective hedging strategies.
●
Just Energy is increasing margins on new customers while also removing lower margin customers from the books, as illustrated in the table below. Higher new customer margins reflect strong margins on new products including bundled offerings.

ANNUAL GROSS MARGIN PER CUSTOMER

	Fiscal	Number of	Fiscal	Number of
	2016	customers	2015	customers

Consumer customers added and renewed	$209	227,000	$188	275,000
Consumer customers lost	188	166,000	183	169,000
Commercial customers added and renewed	84	249,000	80	322,000
Commercial customers lost	64	120,000	73	118,000

•
Administrative expenses for the quarter increased by $2.0 million, or 5%. The increase reflects higher costs associated with the customer growth in the UK as well as higher costs associated with the exchange rate on the U.S. denominated administrative costs.

•
Selling and marketing expenses for the quarter were up $12.2 million, or 23%, due to the impact of foreign exchange on the U.S.-based commission expenses as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial brokers and online sales channels).

•
Bad debt expense was up 33% during the quarter, primarily driven by the strong revenue increase in markets where Just Energy bears the collection risk and the impact from foreign exchange. At 2.6% bad debt expense as a percentage of revenue is well within management's targeted range of 2% to 3%.

•
Finance costs of $17.6 million decreased 6% as a result of the reduction in long-term debt associated with the sale of NHS in the prior year and the repayment of long term debt of approximately $6.0 million through the normal course issuer bid (NCIB) over the past year.

•	The impact of the decline in the value of the Canadian dollar versus the U.S. dollar had a favorable impact of $5.3 million on Base EBITDA during the second quarter.
•	Base EBITDA of $45.7 million for the second quarter increased 44%, reflecting sharply higher margins, partially offset by higher operating expenses.

o
Consumer division Base EBITDA of $29.5 million increased 75% and Commercial division Base EBITDA of $16.2 million increased 9%, driven by increased gross margin year over year as a result of higher selling prices, lower commodity costs and the strengthening of the U.S dollar.

Customer Aggregation

The company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The margin per customer improvements in both the residential and commercial business are directly related to the ongoing commitment to Just Energy's margin improvement initiative. While competition is certain to come and go from the space over time, the Company believes it can continue to drive margin improvement that can be sustained over the long term as a result of the Company's innovative new products with more appeal and value for customers. This improved profitability per customer will add to the Company's future margins over and above any growth in the customer base.

	July 1,			Failed to	Sept. 30	% increase	Sept. 30	% increase
	2015	Additions	Attrition	renew	2015	(decrease)	2014	(decrease)
Consumer Energy
Gas	699,000	39,000	(35,000)	(13,000)	690,000	(1)%	727,000	(5)%
Electricity	1,233,000	100,000	(88,000)	(30,000)	1,215,000	(1)%	1,220,000	--
Total Consumer RCEs	1,932,000	139,000	(123,000)	(43,000)	1,905,000	(1)%	1,947,000	(2)%
Commercial Energy
Gas	241,000	15,000	(1,000)	(15,000)	240,000	--	208,000	15%
Electricity	2,436,000	136,000	(31,000)	(73,000)	2,468,000	1%	2,449,000	1%
Total Commercial RCEs	2,677,000	151,000	(32,000)	(88,000)	2,708,000	1%	2,657,000	2%
Total RCEs	4,609,000	290,000	(155,000)	(131,000)	4,613,000	--	4,604,000	--

•
Just Energy's total customer base is currently 4.6 million RCEs, a slight increase from one year ago. The Consumer base includes 49,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats is a key driver for continued growth for Just Energy.

•	Gross customer additions of 290,000 decreased 18% from the 354,000 customers added in the second quarter of fiscal 2015.

o
Consumer customer additions of 139,000 decreased from the 174,000 added in the prior year, primarily due to market conditions as the commodity prices were lower and therefore, more competitive across all markets.

o	Commercial customer additions of 151,000 decreased from the 180,000 gross customer additions in the prior year, primarily due to competitiveness in pricing.

•
Sales channels continue to diversify, as gross customer additions were generated through door-to-door sales (26%), commercial brokers (44%) and online and other non-door-to-door sales channels (30%). This compares favorably to the prior year when 22% of 354,000 customer additions were generated using door-to-door sales, 46% from commercial brokers and 32% from online and other sales channels.

•
Just Energy's geographical footprint continues to diversify outside of North America. U.S., Canadian and U.K. segments accounted for 71%, 23% and 6% of the customer base, respectively, in the second quarter of fiscal 2016. This compares to U.S., Canadian and U.K. segments represented 72%, 25% and 3% of the customer base, respectively, one year ago.

•
Net customer additions of 4,000 in the second quarter were down from 67,000 net additions in the same period of last year, but improved sequentially from the negative 77,000 net customer additions in the first quarter of this fiscal year.

•	The combined trailing 12 month attrition rate of 17% increased two percentage points from 15% one year ago.

o	Consumer attrition rates remained consistent at 27% compared to the prior year, which includes the impact from higher customer defaults in markets where Just Energy bears collection risk.
o
Commercial attrition rates increased four percentage points to 10% compared to the prior year, primarily due to loss of short term variable rate customers, increased competition as the Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

•	The trailing 12 month renewal rate of 64% was down four percentage points from 68% one year ago.

o
Consumer renewal rate showed an improvement of one percentage point to 76%. Commercial renewal rate decreased by five percentage points to 59% due to very competitive markets for Commercial renewals with competitors pricing aggressively and Just Energy's maintaining its focus on average customer profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The strong, performance-driven results are generating solid cash flows and providing the Company the financial flexibility to pursue aggressive debt reductions. As of September 30, 2015 Just Energy's book value net debt was 2.96x the trailing 12 month Base EBITDA, significantly improved from 4.33x just one year ago.

•	Cash increased $9.8 million, or 12%, to $88.6 million since March 31, 2015 despite the fiscal second quarter being a challenging quarter for seasonal working capital.
•
During the quarter, Just Energy announced the successful renegotiation of its credit facility, resulting in an increase of its line to $277.5 million, compared with the previous availability of $210 million. The extension of the credit facility was for an additional three years until September 1, 2018.

•
Long-term debt (excluding the current portion) of $685.5 million as of September 30, 2015 decreased 16%, over the last year, but has increased 1% since fiscal year-end due to the foreign currency impact on the U.S-based $150m convertible bonds.

•	Under the NCIB program, Just Energy repurchased $3.3 million of the $330 million convertible debentures during the quarter. Life to date, the company has repurchased $6.0 million of the instrument.

•
Base Funds from continuing operations for the quarter were $37.8 million, an increase of 59% over last year, driven by the 44% increase in Base EBITDA as well as a 6% decrease in finance costs. For the six months ended September 30, 2015, Base FFO was $67.6 million, an increase of 72% from the prior comparable period where Base FFO was $39.3 million.

•	Dividends/distributions paid were $18.7 million, the same as the prior comparable period based on an annual dividend rate of $0.50 per share effective July 1, 2014.
•
The payout ratio on Base Funds from continuing operations was 50% for the three months ended September 30, 2015, compared to 78% in the prior comparable quarter. For the six months ended September 30, 2015, the payout ratio was 55% compared with 126% in the prior comparable period.

Outlook

Management has reaffirmed previously provide the guidance of $193 million to $203 million of Base EBITDA for full year fiscal 2016, resulting in an expected double-digit growth over the prior year. This includes approximately $20 million of incremental deductions in Base EBITDA related to the recently implemented change to its commercial commission terms. When adjusted for the $20 million effect from the change in classification, year-over-year Base EBITDA is expected to increase 20% in fiscal 2016. Just Energy expects to offset this headwind with continued strong gross margin performance as evidenced by the year-to-date results of fiscal 2016. In fiscal year 2017, Just Energy expects to include incremental deductions in Base EBITDA of approximately $40 million of prepaid commercial commissions, which would previously have been included as amortization within the selling and marketing expense.

The Company believes net customer additions will increase in the third fiscal quarter and this improvement will become more evident longer-term as focus shifts from the margin improvement initiative to new initiatives designed to better leverage the Company's sales and deploy strategies to improve renewal and attrition rates.
Just Energy's solar program continues its initial pilot phases in California and New York, with the volume of customers signed during this initial pilot resulting in higher than expected profit. Based on the success of Just Energy's pilot launch, operations will continue to grow with further expansion in California and the Northeast U.S. Just Energy will continue its partnership with Clean Power Finance, which will be one of the largest providers of third-party residential solar financing and loans in the U.S upon completing its merger announced in July to Elevate Power.
Earnings Call
The Company will host a conference call and live webcast to review the second quarter results beginning at 2:00 p.m. ET on Thursday, November 12, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril and Chief Financial Officer Pat McCullough will participate on the call.

Just Energy Conference Call and Webcast
•	Thursday, November 12, 2015
•	2:00 p.m. ET
Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=1083712&s=1&k=893BEA27758523E04231307FBD6A9F66

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com